Filed pursuant to Rule 253(g)(2)

File No. 024-11719

Coeptis Therapeutics, Inc.

Offering Circular Supplement

Dated September 7, 2022

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on December 3, 2021.

This Offering Circular Supplement covers a change in the offering price of a portion of the shares offered from $3.00 per share to $2.40 per share. This change affects only “Dilution,” “Use of Proceeds” and “Plan of Distribution.”

The following information supersedes and replaces the table on the cover page of the Offering Circular:

Title of Securities Offered	Total Number of Offered Shares	Number of Offered Shares Sold to Date	Proceeds to Company to Date (1)	Number of Offered Shares Remaining to Be Sold	Price to Public of Remaining Offered Shares to Be Sold	Proceeds to Company from Sale of Remaining Offered Shares (1)	Commissions (2)	Total Proceeds to Company (3)
Common Stock	3,000,000	650,000	$1,950,000	2,350,000	$2.40	$5,640,000	$-0-	$7,590,000

(1)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”
(2)	We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.
(3)	Assuming the sale of all 2,350,000 of the remaining Offered Shares.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.